Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

      We consent to the incorporation by reference herein, of our report dated November 29, 2004 with respect to the consolidated balance sheets of Durban Roodepoort Deep, Limited and its subsidiaries as of June 30, 2004 and June 30, 2003 and the related consolidated statements of operations, stockholders’ equity, cash flows and notes thereto for the years in the two-year period ended June 30, 2004, which report appears in the Annual Report on Form 20-F/A of Durban Roodepoort Deep, Limited for the year ended June 30, 2004, and to the reference to our firm under the heading “Experts” in this prospectus.

/s/ Johan Holtzhausen	/s/ Carel Smit
Johan Holtzhausen Director: Energy and Natural Resources	Carel Smit Managing Director: Energy and Natural Resources

KPMG Inc

Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa

December 13, 2004